

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2014

<u>Via E-mail</u>
Timothy J. Schneider
President
County Bancorp, Inc.
860 North Rapids Road
Manitowoc, WI 54221

> **Re:** **County Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2014**
> **File No. 333-200081**

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary</u>

<u>Overview</u>

<u>Our History and Performance, page 1</u>

1. We note your disclosure that you are one of the largest banks in the agricultural loan section. Given your disclosure on page 12 that you are the 39th largest farm lender bank in the US, please revise your disclosure to include a less subjective description.

<u>Our Management and Employees, page 2</u>

2. We note that 42% of your common stock is owned by your executive managers and directors. We note further that certain of your officers and directors will be selling their shares as part of this offering. Please revise to add the percentage of shares that the managers and directors will hold upon the completion of the offering.

Our Strategy

Focus on Diversified, Low-Cost Funding Sources, page 3

3. We note your disclosure that you typically pay higher rates for deposits in the markets that you serve. Please revise to clarify the meaning of this statement, including the reason why the rates paid are higher, and to what you are comparing the rates.

Risk Factors

Risks Related to Our Business, page 12

4. Please expand the discussion in the first two risk factors included in this section to more specifically address the risks that you face as a result of the significant emphasis on agricultural loans. For example, in the first risk discussed, you state that the "agricultural economy is subject to certain risks that are either inherently volatile or beyond our ability… to control." You give examples of a very broad range of risks, but do not adequately describe the nature of each one listed. Please revise.

Volatility in commodity prices may adversely affect our financial condition and results of operations, page 13

5. We note your statement that milk prices have fluctuated. Please revise to describe the recent fluctuations and any known or attributed causes of such fluctuations.

Use of Proceeds, page 28

6. We note that you list the redemption of the SBLF Preferred Stock as only a possible use of the proceeds from the offering rather than an intended use. Given the approaching dividend rate increase, please revise to state the anticipated cost to redeem the shares and provide more detail into the company's plans with respect to redemption.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

7. Please revise this section to focus on management's analysis of known material trends, events, demands, commitments and uncertainties related to your results of operations. In your discussion of operating results, you should focus on explaining the underlying reasons for trends and changes in financial results rather than merely restating financial information in a narrative form that is also included in a tabular format. Refer to Item 303(A)(3) of Regulation S-K.

8. Please revise to more comprehensively explain the reasons between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please

be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses (i.e. collectively evaluated and individually evaluated).

<u>Supervision and Regulation, page 92</u>

9. You may not qualify your disclosure by reference to the applicable statutes, regulations and regulatory policies. Please revise to state that all material terms have been discussed. Please make similar changes to the first paragraph in "Description of Capital Stock" on page 104.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   <u>Via E-mail</u>
       C.J. Wauters
       Godfrey & Kahn